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                                                                      EXHIBIT 5

                               FORUM GROUP, INC.

May 5, 1995

Mr. Dennis L. Lehman
487 Woodcrest Drive
Mechanicsburg, Pennsylvania 17055

Dear Denny:

  On behalf of Forum Group, Inc.'s ("FGI") senior management team, I am delighted to officially offer you the position of Senior Vice President and Chief Financial Officer of FGI.

  Besides being a senior member of the Forum executive team, on the Forum Executive Committee, and a business "partner" helping to drive our vision and strategy, your essential responsibilities will be to lead all finance and accounting responsibilities of FGI--including all elements of financial/capital structure/investment strategy, treasury, accounting and control, tax, internal audit, mergers and acquisitions, investor and institutional relations, etc. In addition, you will be responsible for our management information systems. A critical responsibility will be to interface with our two significant Investors and "partners", Apollo and Hampstead. You will report to me.

  In keeping with our "term sheet", let me outline the compensation and benefits associated with your employment:

  . BASE SALARY of $235,000 payable bi-weekly, with annual adjustments based on performance.

  . INCENTIVE BONUS COMPENSATION of 0-50% of annual base salary assessed on fulfillment of corporate financial targets and agreed upon annual objectives ("MBOs"). Assuming you are on board by August 1, we will guarantee you a minimum fiscal year end 1996 (the fiscal year ends 3/31/96) bonus of 60% of your maximum potential. If you arrive after August 1, we will prorate this minimum 60% guarantee based on the remaining months in the fiscal year, with August 1 as the starting point for the proration.

  . 150,000 NON-QUALIFIED STOCK OPTIONS with a 5 year vest and a 10 year term. The strike price of the options will be set at the average of market transactions on the day of your commencement of employment.

    In the event of a "change in control" on the part of Hampstead and Apollo, such that another entity is capable of controlling FGI by electing a majority of the Board of Directors, all remaining unvested stock options will vest immediately. The definition of "change in control" is the same as the one in Mark Pacala's employment agreement dated August 7, 1994.

  . SEVERANCE: For the duration of your employment, should you be terminated for any reason other than cause (definition of cause attached as Exhibit
     1), you will receive a lump sum termination payment equal to 15 months of the highest annual base salary achieved during your tenure at FGI.

  . COBRA INSURANCE: During the period of your COBRA coverage, we will reimburse you for your COBRA premiums for a period not to exceed 16 months.

  .  BOARD OF DIRECTOR MEETING AND COMMITTEE ATTENDANCE

    We expect you to attend and participate actively in all meetings of our Board of Directors and any Committee thereof.

    We understand how important Board membership is to you. We commit over the next several years to revisit the possibility of you joining the Board and will keep your strong interest in mind during the considerations.
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  .  You will be entitled to receive all BENEFIT PROGRAMS commensurate with being a member of senior management of FGI.

  . A CASH "SIGN-ON" BONUS of $82,400 (40% of $206,000) will be provided to compensate you for the loss of your annual bonus at Continental, assuming Continental does not pay you this bonus. We do, however, want to encourage you to use your best efforts to secure the bonus out of Continental. To that end, if you are successful in securing the entire $82,400 bonus from Continental, then we will pay you $10,000 for your efforts. If you are successful in securing a portion of the $82,400 bonus from Continental, then we will make up the difference, so that you will receive from both parties a total of $82,400. We will also prorate the $10,000 incentive based on the percentage of $82,400 that you are able to extract from Continental.

  . RELOCATION TO VIRGINIA: In order to get you and your family relocated to our new office location as easily, comfortably, and as quickly as possible, we will provide the following programs:

    --Sale of home in Pennsylvania: Home sale marketing assistance; reimbursement of home sale reasonable and customary closing costs.

    As we've discussed, as a policy matter, we are attempting to stay away from 3rd party purchase or taking the home into inventory. We will, however, upon completion of your home sale marketing assistance plan and throughout your attempt to sell the house, reconsider this home relocation benefit, and if necessary, implement some program to take the house off your hands.

    --Movement of all household goods.

    --Temporary living expenses in the new location, as long as reasonable.

    --A short term equity bridge loan: not to exceed the equity in your Pennsylvania home, no interest charged, payable thirty days from the closing on your Pennsylvania house.

    --Purchase of home in Virginia: reimbursement of all reasonable and customary closing costs (not to exceed 2 points on mortgage), reimbursement of expenses associated with househunting trips within reason (6 days maximum)

    --Gross-up on all taxable income associated with the relocation.

  . CONFIDENTIALITY AGREEMENT: Upon joining our company, we will ask you to sign a confidentiality agreement protecting FGI's legitimate proprietary information.

  This offer letter is in full force and valid from this date forward, unless FGI notifies you in writing at least seven business days prior to the offer's intended termination date.

  Denny, we are thrilled at the prospect of you helping us achieve our vision. I hope this letter fully summarizes our understanding. If not, please let me know. We are most anxious to welcome you, Joanne, and Nate as the newest members of the Forum family.

                                          Warm regards,

                                          /s/ Mark L. Pacala

                                          Mark L. Pacala,
                                          President and Chief Executive
                                           Officer

Read and Accepted:

/s/ Dennis L. Lehman

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                                   EXHIBIT 1

For purposes of this letter, the term "cause" means:

    (i) the willful, persistent and continued failure by the Executive substantially to perform his duties hereunder which are within his control (other than any such failure resulting from the Executive's incapacity due to physical or mental illness), after written notice demanding substantial performance is delivered to the Executive by the Chief Executive Officer ("CEO"), which notice identifies in reasonable detail the manner in which the CEO believes the Executive has not substantially performed; provided, however, that the failure of the Executive or the Company to meet performance objectives, such as operational or financial objectives established by the CEO, will not be considered failure by the Executive substantially to perform his duties hereunder; or

    (ii) an act of fraud which is known to the Executive and not properly reported, embezzlement or theft by the Executive in connection with his duties or in the course of his employment with the Company.

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